                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 4
                                              ---

                              Quanta Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74762E102
           ----------------------------------------------------------
                                 (CUSIP Number)

       Thomas R. Denison - First Reserve Corporation, One Lafayette Place,
                       Greenwich, CT 06830, (203) 625-2520
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 30, 2004
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                          -------------------
CUSIP No. 74762E102               SCHEDULE 13D               Page 2 of [ ] Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Reserve G.P. IX, Inc.
     I.R.S. No.:  91-209254
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

      NUMBER OF          0
                     -----------------------------------------------------------
       SHARES        8   SHARED VOTING POWER

    BENEFICIALLY         21,538,114
                     -----------------------------------------------------------
      OWNED BY       9   SOLE DISPOSITIVE POWER

       EACH              0
                     -----------------------------------------------------------
     REPORTING       10  SHARED DISPOSITIVE POWER

      PERSON             21,538,114

       WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,538,114
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     18.536%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                          -------------------
CUSIP No. N19808109               SCHEDULE 13D                Page 3 of 9 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Reserve GP IX, L.P.
     I.R.S. No.:  91-208465 3
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

      NUMBER OF          0
                     -----------------------------------------------------------
       SHARES        8   SHARED VOTING POWER

    BENEFICIALLY         21,538,114
                     -----------------------------------------------------------
      OWNED BY       9   SOLE DISPOSITIVE POWER

       EACH              0
                     -----------------------------------------------------------
     REPORTING       10  SHARED DISPOSITIVE POWER

      PERSON             21,538,114

       WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,538,114
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     18.536%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                          -------------------
CUSIP No. N19808109               SCHEDULE 13D                Page 4 of 9 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Reserve Fund IX, L.P.
     I.R.S. No.:  91-208465-2
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

      NUMBER OF          0
                         -------------------------------------------------------
       SHARES        8   SHARED VOTING POWER

    BENEFICIALLY         21,538,114
                         -------------------------------------------------------
      OWNED BY       9   SOLE DISPOSITIVE POWER

       EACH              0
                         -------------------------------------------------------
     REPORTING       10  SHARED DISPOSITIVE POWER

      PERSON             21,538,114

       WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,538,114
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     18.536%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 4 to the statement on Schedule 13D originally filed on October 23 2002, as amended on December 31, 2002, April 28, 2003, and March 2, 2003 (the "Statement"), is filed by First Reserve GP IX, Inc. ("First Reserve"), First Reserve GP IX, L.P. ("GP IX"), and First Reserve Fund IX, L.P. ("Fund IX," and together with First Reserve and GP IX, the "Reporting Persons") and relates to the Common Stock, par value $.00001 per share (the "Common Stock"), of Quanta Services, Inc., a Delaware corporation (the "Issuer" or "Quanta"). That Schedule 13D is hereby amended as set forth below.

ITEM 4.  PURPOSE OF TRANSACTION.

         The first paragraph of Item 2 is hereby deleted in its entirety and replaced with the following:

         This Statement was filed jointly by the Reporting Persons to report the acquisition by Fund IX of Common Stock and Series A Preferred Stock and is being amended jointly by the Reporting Persons to report the disposition of 17,500,000 shares of Common Stock held directly or indirectly by the Reporting Persons on September 30, 2004.

ITEM 4.  PURPOSE OF TRANSACTION.

         The text of Item 4 of the Statement is hereby amended by adding the following:

         On September 30, 2004, Fund IX and the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with J.P. Morgan Securities Inc., Credit Suisse First Boston LLC, Banc of America Securities LLC, and First Albany Capital, Inc. (collectively, the "Underwriters") providing for the sale by Fund IX of 17,500,000 shares of Common Stock (the "Offered Securities") to the Underwriters at a price of $5.491 per share. The Underwriters resold the Offered Securities to the public pursuant to a registration statement on Form S-3 at a price of $5.75 per share. The transaction is expected to close on October 6, 2004.

         The Underwriting Agreement also provides the Underwriters with an option to purchase an additional 2,625,000 shares of Common Stock that may be exercised by the Underwriters at any time not more than 30 days after the date of the related prospectus.

         A registration statement relating to the Offered Securities has been filed with the Securities and Exchange Commission and has been declared effective. This Amendment Number 4 to Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The offering is being made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained, when available, from J.P. Morgan Securities Inc., 270 Park Avenue, New York, NY 10017.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby deleted in its entirety and replaced with the following:

         After giving effect to the transactions contemplated by the Underwriting Agreement, as of September 30, 2004, the Reporting Persons beneficially owned an aggregate of 21,538,114 shares of Common Stock, constituting approximately 18.536% of the Common Stock outstanding based on 116,198,894 shares of Common Stock outstanding as of September 15, 2004, as reported in the registration statement relating to the Offered Securities.

         (a) As of the date hereof, the Reporting Persons are the beneficial owners of Quanta Common Stock in the numbers and percentages set forth in the table below:

                                        NUMBER OF SHARES
                                          BENEFICIALLY        PERCENTAGE
          REPORTING PARTY                    OWNED             OF CLASS
         First Reserve (1)               21,538,114 (2)       18.536% (3)

             GP IX (1)                   21,538,114 (2)       18.536% (3)

            Fund IX (1)                  21,538,114 (2)       18.536% (3)

          (1) GP IX is the general partner of Fund IX and may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX. First Reserve, as the general partner of GP IX, may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX.

         (2) Consists of 21,416,204 shares of Common Stock held directly by Fund IX, 45,187 shares of Common Stock issued to Ben A. Guill in his capacity as a director of the Issuer, options to acquire 15,000 shares of Common Stock issued to Ben A. Guill in his capacity as a director of the Issuer, and 61,723 shares issued to Thomas Sikorski in his capacity as a director of the Issuer. First Reserve, as the general partner of GP IX, may be deemed to beneficially own the aforementioned shares and options issued to Mr. Guill and Mr. Sikorski. Messrs. Guill and Sikorski disclaim beneficial ownership of any securities of the Issuer held by the Reporting Persons.

         (3) The percentage above is obtained by using as the denominator 116,198,894 shares of Common Stock, comprised of 116,198,894 shares of Common Stock indicated as outstanding as of September 15, 2004 in the registration statement relating to the Offered Securities, and options for 15,000 shares issued to Ben A. Guill in his capacity as a director of the Issuer. This denominator excludes (a) 1,154,394 shares of Limited Vote Common Stock (as indicated as outstanding as of September 15, 2004 on the registration statement relating to the Offered Securities), (b) shares of Common Stock into which the Issuer's Convertible Subordinated Notes can be converted, and (c) shares of Common Stock in which the options issued pursuant to the 2001 Stock Incentive Plan can be exercised (other than the options for 15,000 shares issued to Ben Guill in his capacity as a director of the Issuer).

         Item 5(c) is hereby deleted in its entirety and replaced with the following:

         (c) During the past 60 days, the following transactions were effected:

    REPORTING                 NUMBER OF
      PARTY        DATE         SHARES          PRICE                 TRANSACTION
Fund IX          9/30/2004    17,500,000        $5.491                Common Sold

Fund IX          9/30/2004     2,625,000         N/A      Over-Allotment option granted to sell
                                                                      Common Stock

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following:

         On September 30, 2004, Fund IX and Mr. Ben Guill and Mr. Thomas Sikorski, members of the board of directors of the Issuer, in connection with the offering of the Offered Securities, agreed that from September 30, 2004 until the date that is 90 days in the case of Fund IX and 30 days in the case of Mr. Guill and Mr. Sikorski after the date of the public offering not to (a) directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow, or otherwise dispose of any Relevant Security, and (b) not establish or increase any "put equivalent position or liquidate or decrease any "call equivalent position" with respect to any Relevant Security, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such a transaction is to be settled by delivery of Relevant Securities other securities, cash or other consideration. A "Relevant Security" means the Common Stock of the Issuer or any other equity security of the Issuer or any of its subsidiaries and any security convertible into, or exercisable or exchangeable for, any Common Stock or other such equity security. The foregoing description of such agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Statement and is incorporated by reference herein.

         On September 30, 2004, Fund IX entered into the Underwriting Agreement relating to the sale of the Offered Securities to the Underwriters at a price of $5.491 per share. The Underwriting Agreement is filed as an exhibit to this Statement and is incorporated by reference herein. See also Item 4.

         The Underwriting Agreement also provides the Underwriters with an option to purchase an additional 2,625,000 shares of Common Stock that may be exercised by the Underwriters at any time not more than 30 days after the date of the related prospectus.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A. Underwriting Agreement dated as of September 30, 2004 among First Reserve Fund IX, L.P., Quanta Services, Inc. and J.P. Morgan Securities Inc., Credit Suisse First Boston LLC, Banc of America Securities LLC, and First Albany Capital, Inc.

B. Form of Lock Up Agreement

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  October 1, 2004.

                           FIRST RESERVE FUND IX, L.P.

                           By:      First Reserve GP IX, L.P., General Partner
                                    By:      First Reserve GP IX, Inc.
                                             General Partner

                                    By:      /s/ Thomas R. Denison
                                             -----------------------
                                             Name:   Thomas R. Denison
                                             Title:  Managing Director

                           FIRST RESERVE GP IX, L.P.

                           By:      First Reserve GP IX, Inc.
                                    General Partner


                                    By:      /s/ Thomas R. Denison
                                             -----------------------
                                             Name:   Thomas R. Denison
                                             Title:  Managing Director

                           FIRST RESERVE GP IX, Inc.



                           By:      /s/ Thomas R. Denison
                                    -----------------------
                                    Name:   Thomas R. Denison
                                    Title:  Managing Director

                                 EXHIBIT INDEX


EXHIBIT        DESCRIPTION
-------        -----------
A.             Underwriting Agreement dated as of September 30, 2004 among First
               Reserve Fund IX, L.P., Quanta Services, Inc. and J.P. Morgan
               Securities Inc., Credit Suisse First Boston LLC, Banc of America
               Securities LLC, and First Albany Capital, Inc.

B.             Form of Lock Up Agreement